

February 14, 2014

Via E-mail
Mary Patricia B. Thompson
Senior V.P. of Finance and Administration,
Chief Financial Officer
MWI Veterinary Supply, Inc.
3041 W. Pasadena Drive
Boise, ID 83705

> **Re:** **MWI Veterinary Supply, Inc.**
> **Form 10-K for the Fiscal Year September 30, 2013**
> **Filed November 27, 2013**
> **File No. 000-51468**

Dear Ms. Thompson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Liquidity and Capital Resources, page 36

1. We note your disclosure on page 61 that you generally intend to indefinitely reinvest your non-U.S. earnings in foreign subsidiaries. To assist investors understand the availability of funds in U.S. operations such as payment of debt, acquisitions and capital expenditures, please provide enhanced disclosures. Please provide and confirm that in future Exchange Act filings you will disclose the following:

   • the amount of cash and cash equivalents that are currently held by your foreign subsidiaries;
   • if foreign earnings are repatriated, disclose that these amounts would be subject to income tax liabilities both in the US and in the various foreign countries; and

- explain any other implications or restrictions upon your liquidity that is impacted by significant of your cash, cash equivalents and short term investments held by foreign subsidiaries.

Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Note 12. Commitments and Contingencies, page 61

2.   We note your disclosure that you are not a party to any material pending legal proceedings and were not aware of any claims that could have a material adverse effect on [y]our financial position, results of operations or cash flows. In future filings, please address the following:

- clarify whether "any claims" refers to an individual claim or in aggregate and the meaning of your disclosure; and
- disclose the reasonably possible loss or range of loss. Please refer to ASC 450-20-50.

If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed, Associate Chief Accountant, at (202) 551- 3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining